www.convio.com

512.652.2600 main
512.652.2699 fax

11501 Domain Drive I Suite 200
Austin, Texas 78758

September 22, 2011

FILED VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:     Kathleen Collins, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant

Re:     Convio, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 11, 2011
File No. 001-34707

Ladies and Gentlemen:

Convio, Inc. (the “Company”) is providing this letter in response to the comment letter dated September 8, 2011 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 31, 2011 and Form 10-Q for the Fiscal Quarter Ended June 30, 2011 filed August 11, 2011 (File No. 001-34707) by Convio, Inc. (the “Company”). This letter restates the Staff's Comments and the discussion set out below each comment is the Company's response.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

1.
We note your response to prior comment 2. Please confirm for us whether the deployment, design, and configuration services are actually sold separately by either you or by a third-party. As part of your response, please also tell us whether these services are sold separately for every type/combination of subscription you sell. For example, if you sell subscriptions A, B and C together do you also sell the deployment, design and configuration services for each subscription separately? To the extent these services are sold mainly through third-party service providers, please tell us why you believe you do not have TPE for such services. In addition, tell us how you determine BESP for such services. In this regard, explain further your disclosures, which state you consider the average price of actual sales of services sold on a standalone basis and tell us how you determine the prices of such sales.

Response: The Company respectfully confirms that deployment, design and configuration services are offered on a standalone basis by third-party implementation providers. Further, the Company clarifies that these services, when sold by the Company, are always bundled together with subscription agreements for licenses of online solutions and are not sold separately by the Company. The Company does, however, provide other consulting services such as strategic planning, campaign management, data analytics, predictive modeling and other database marketing services, which may be sold separately. When the Company enters into subscription only agreements with clients, clients contract with and obtain the deployment, design and configuration services from a network of third-party implementation providers who provide these services separately.

The Company's primary subscription solutions include Luminate Online (formerly COM), Convio Go! and Common Ground. Luminate Online is the Company's core online marketing solution and accounted for the majority of total subscription revenues for the year ended December 31, 2010. For Luminate Online subscription solutions, clients can purchase the deployment, design and configuration services directly from the Company or they can purchase the same services from a network of third-party implementation providers. As these services are offered on a standalone basis from third-party implementation providers, the Company believes these services have standalone value and qualify as a separate unit of accounting under ASC 60-25-25-5.

For Common Ground subscription solutions, the Company does not provide deployment, design and configuration services, as these activities are handled by third-party implementation providers, and therefore the only unit of accounting for Common Ground is the subscription service. For Convio Go! subscription solutions which include a one-year guided program that provides a base configuration of essential Luminate Online capabilities in combination with cohort-based consulting, the deployment, design and configuration services are not sold separately and are not available from third-party implementation providers. Therefore, the Convio Go! subscriptions and related services do not have separate standalone value and do not qualify as separate units of accounting under ASC 60-25-25-5. As such, the Company accounts for the Convio Go! solution as one unit of accounting, with the contractual value of the agreement recognized ratably over the term of the subscription.

The Company has been unable to obtain reliable evidence of pricing for third-party deployment, design and configuration services for a number of reasons. Most notably, many third-party implementation providers consider the Company to be a competitor for the provision of these services and thus treat pricing information as highly confidential. Many providers also maintain confidential pricing to avoid channel conflict and the Company's recommending one third-party provider over another due to preferential pricing. Often, third-party providers have broader relationships with the Company's clients than simply the deployment, design and configuration of the Company's solutions, and in these cases the providers' pricing of their services reflect these broader relationships. Therefore, the Company respectfully submits that it does not have TPE with regards to the pricing of such services.

As such, the Company has developed BESP for such services. In developing BESP for services, including deployment, design and configuration services and other consulting services, the Company considered a number of factors including internal pricing policies and controls and historical pricing practices for services sold on a standalone basis. Services sold on a standalone basis are priced based on stated hourly rates for the resources that are utilized. The Company maintains a standard services pricing list, or rate card, showing the list price per hour for each such resource. Our employee resources are capable of and regularly perform both deployment, design and configuration services as well as other professional services that are sold on a standalone basis. As deployment, design and configuration services are not sold separately, the Company determined the types of resources utilized to deliver each such service and the number of hours typically utilized for each resource to determine an equivalent price for such services. This rate card is monitored regularly by a pricing committee and changes are made periodically for such factors as changes in the Company's offerings, competitive activity and pressures, external market factors, service delivery costs, perceived market value and other relevant factors in order to derive prices the Company believes to be optimal for each service. The Company also has an internal approval process for any proposed discounts to subscriptions or services offerings. For services, the Company's practice is to generally price these services at no more than a particular guideline percentage discount from the list price (the “Guideline Percentage”). Any discounts beyond the Guideline Percentage must be approved by Company executives in the sales, services and finance organizations.

The Company also performed an analysis of its historical pricing practices on actual sales. The Company performed an internal review of contract pricing on all services sold on a standalone basis during the preceding year and continues to perform this analysis on an ongoing basis. Based on that review, the Company concluded that greater than 85% of standalone services were discounted, if at all, at less than the Guideline Percentage discount from list prices.

Therefore, based on consideration of the Company's pricing policies and controls, external market factors and historical pricing practices, the Company believes that the average price of actual sales of services sold on a standalone basis support a BESP range for services between list price and the Guideline Percentage discount from list price.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact M. Scott Kerr, Convio's Vice President, General Counsel at 512-807-3754 or skerr@convio.com.

Very Truly Yours,

Convio, Inc.

/s/ JAMES R. OFFERDAHL
James R. Offerdahl
Chief Financial Officer and Vice President of Administration (Principal Financial and Accounting Officer)

cc:	Gene Austin, Convio, Inc.
John J. Gilluly III, DLA Piper LLP (US)